FOR IMMEDIATE RELEASE
CONTACT:
Merriman Capital, Inc.*	Leading Brands, Inc.
Alexandra Petek	Tel: 604- 685- 5200
415-248-5681	Email: info@LBIX.com
apetek@merrimanco.com
*Member FINRA / SIPC

LEADING BRANDS ANNOUNCES

The Filing of Patent Applications in the United States and Canada

for its Revolutionary new WaterBox™

Vancouver, Canada, June 2, 2015, Leading Brands, Inc. (NASDAQ: LBIX), North America’s only fully integrated healthy beverage company, announces that it has filed patent applications in both the United States and Canada to protect its revolutionary new WaterBox™.

With 85% less plastic than conventional bottled water, the WaterBox™ not only dramatically reduces the environmental footprint of water packaging generally, it also improves the very way consumers can integrate water into their everyday lives:

Leading Brands Chairman & CEO Ralph McRae said: “This is a game-changer for both our company and the fast growing, $100 Billion USD-plus, World-wide bottled water industry. More than two years ago we began this process by scouring the globe for the optimum technology to deliver water in the most environmentally responsible packaging possible. After seeing what already existed, we realized that a new solution was needed, so we shifted our efforts to developing a new technology. The WaterBox™ is the culmination of those efforts. It not only uses dramatically less plastic and overall packaging per liter, it is completely recyclable and returnable to Extended Producer Responsibility (EPR) and “deposit/return” programs. It provides a much more sensible alternative to bulky, BPA-laden water jugs, saves considerably on the hidden costs of water coolers and provides infinitely greater flexibility.”

Mr. McRae added: “In September of 2014 we introduced our Neurogenesis™ HappyWater® in 5 liter and 10 liter formats of the WaterBox™ to great fanfare in Canada. We are extremely proud that our award-winning, naturally alkaline Canadian lithia water is now available in a large-format, truly portable and environmentally-friendly package. We will shortly launch an even larger sized WaterBox™ to directly compete against home and office water delivery.”

HappyWater® is a perfectly alkaline, unique blend of spring and mineral waters, which provide a rare combination of minerals necessary for proper health and revitalization:

Check out Neurogenesis® HappyWater® at www.LiveHappyWater.com, on Facebook at
www.Facebook.com/LiveHappyWater and on Twitter at @LiveHappyWater.

HappyWater®, HappyLife, HappyWorld!™

About Leading Brands, Inc.
Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated healthy beverage company. Leading Brands creates, designs, bottles, distributes and markets its own proprietary premium beverage brands via its unique Integrated Distribution System (IDS)™ which involves the Company finding the best and most cost-effective route to market.

Forward Looking Statements
Certain information contained in this press release includes forward-looking statements. Words such as “believe”, “expect,” “will,” or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included in this press release are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc. For all such forward-looking statements, we claim the safe harbor for forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

©2015 Leading Brands, Inc.

This news release is available at www.LBIX.com
# # #